Exhibit 99.1

VisionChina Media Provides Information to Investors

BEIJING, Nov. 10 /Xinhua-PRNewswire/ — VisionChina Media Inc. (the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today provided the following information in response to inquiries from certain investors regarding (i) whether the business or financial condition of the Company may be negatively affected by any potential economic slowdown in China and (ii) whether the cash currently held by the Company will be able to meet its business needs and expansion plans for the near future. Information in this release shall be viewed together with the Company’s press release, dated October 30, 2008, relating to the Company’s financial results for the three months ended September 30, 2008, which was included as an exhibit to the Company’s Form 6-K furnished with the U.S. Securities and Exchange Commission on October 30, 2008.

Although the Company is not in a position to predict the prospects of the Chinese economy, the Company believes that absent any unexpected drastic change in business conditions or significant acquisitions, its cash on hand and cash to be generated from its operations will be sufficient to not only support its business activities but also meet its cash requirements in the foreseeable future even if the economy in China grows at a slower pace than in recent years. The Company experienced substantial growth in recent years. From the second quarter of 2007 to the third quarter of 2008, the Company’s revenues and net income grew at compound quarterly growth rates of 50% and 132% to US$35.9 million and US$18.1 million, respectively. As of September 30, 2008, the Company held cash of US$141.0 million. While the Company expects that its need for cash may further increase to support its strong growth in the near future, the Company intends to continue its efforts to collect accounts receivable to enhance its cash position. In addition to its working capital needs, the Company expects its primary cash liquidity requirements in the near future to include: (i) payments pursuant to agreements under its exclusive agency model to purchase advertising time from local mobile digital television companies; and (ii) the net cash outflow (“Earn-out Payment Cash Outflow”) resulting from the Company’s payment obligations (“Earn-out Payment Obligations”) to sellers of the six advertising agency businesses (the “Acquired Businesses”) it acquired in April, May and August 2008, based on the performance of the Acquired Businesses. With respect to each of the Acquired Businesses, the Company entered into a share subscription agreement with the sellers of such Acquired Business, under which the Company and the sellers will determine the net profit generated by such Acquired Business in the period from the completion of the acquisition through December 31, 2008 and in the years ending December 31, 2009 and 2010 after the end of the relevant periods. If there is a net profit for any of these relevant periods, the Company will make payments to the sellers, the amount of which will be determined in reference to cash actually received in respect of such profit.

The Company estimates that for the three months ending December 31, 2008, payments under exclusive agency agreements the Company currently has entered into with local mobile digital television companies will total US$8 million. The Company further estimates that for the year ending December 31, 2009, payments under exclusive agency agreements the Company currently has entered into with local digital television companies will total US$32 million and its Earn-out Payment Cash Outflow will be in the range of US$12 million to US$13 million. The estimated amount of the Earn-out Payment Cash Outflow in 2009 reflects the result of the estimated Earn-out Payment Obligations of the Company in 2009 minus the estimated amount of cash to be collected in respect of revenues that are generated by the Acquired Businesses in the period from the completion of acquisition to December 31, 2008.

Consistent with its past practice, the Company strives to continue to use its cash surplus prudently and add value for its shareholders. Potential uses of cash include expansion of the Company’s network in major cities in China and acquisitions of businesses that are complimentary to the Company’s current business.

About VisionChina Media, Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways that reach over 26 million viewers each day in China, according to CTR Market Research. As of September 30, 2008, VisionChina’s advertising network included over 62,250 digital television displays on mass transportation systems in 17 of China’s economically prosperous cities, including Beijing, Guangzhou, Shanghai and Shenzhen. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports and other entertainment programming. For more information, please visit http://www.visionchina.cn.

Use of Non-GAAP Financial Measures

In this press release, the company provided certain cash flow information which is non-GAAP financial information. The company believes that such non-GAAP financial information helps investors with the understanding of the Company’s cash position. Readers are cautioned not to view non-GAAP financial information on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The company believes that both management and investors benefit from referring to the non-GAAP financial information included in this press release in assessing the performance of VisionChina Media’s liquidity and when planning and forecasting future periods.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor inquiries, please contact:

In China:

Investor Relations Department, VisionChina Media, Inc.

Tel: +86-755-8831-8683

Email: ir@visionchina.cn

Mrs. Helen F. Plummer

Ogilvy Financial, Beijing

Tel: +86-10-8520-3090

Email: helen.plummer@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: jessica.cohen@ogilvypr.com

For media inquiries, please contact:

Ms. Ceren Wende

Ogilvy Financial, Beijing

Tel: +86-10-8520 6514

Email: ceren.wende@ogilvy.com

SOURCE VisionChina Media, Inc.

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